EXHIBIT 22.0

List of Guarantor Subsidiaries of Alexandria Real Estate Equities, Inc.

The following subsidiary was, as of September 30, 2022, a guarantor of the registrant's 3.45% Senior Notes due 2025, 4.30% Senior Notes due 2026, 3.80% Senior Notes due 2026, 3.95% Senior Notes due 2027, 3.95% Senior Notes due 2028, 4.50% Senior Notes due 2029, 2.75% Senior Notes due 2029, 4.70% Senior Notes due 2030, 4.90% Senior Notes due 2030, 3.375% Senior Notes due 2031, 2.00% Senior Notes due 2032, 1.875% Senior Notes due 2033, 2.95% Senior Notes due 2034, 4.85% Senior Notes due 2049, 4.00% Senior Notes due 2050, 3.00% Senior Notes due 2051, and 3.55% Senior Notes due 2052.

Name of Subsidiary	Jurisdiction of Organization
Alexandria Real Estate Equities, L.P.	Delaware